UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 23, 2026

PASSAGE BIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39231	82-2729751
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Address Not Applicable[1]	ZIP Code Not Applicable
(Address of principal executive offices)	(Zip Code)

(267) 866-0311

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	PASG	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

1 We are a remote-only company. Accordingly, we do not maintain a headquarters. For purposes of compliance with applicable requirements of the Securities Act and Securities Exchange Act of 1934, as amended, any stockholder communication required to be sent to our principal executive offices may be directed to P.O. Box 7, Hopewell, New Jersey 08525.

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On June 24, 2026, Passage Bio, Inc. (“Passage Bio” or the “Company”), Peregrine Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Remix Therapeutics, Inc., a Delaware corporation (“Remix”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Remix, with Remix continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”).

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, (i) immediately prior to the effective time of the Merger (the “Effective Time”), (a) all Remix convertible notes will be converted into shares of Remix preferred stock in accordance with their terms, and (b) all Remix preferred stock will be converted into Remix common stock pursuant to the organizational documents of Remix (the “Remix Preferred Stock Conversion”), and (ii) at the Effective Time, (a) each outstanding share of Remix common stock (excluding Remix common stock issued in the Concurrent Financing, as described below) will be converted into the right to receive a number of shares of the Company’s common stock (“Company Common Stock”), calculated in accordance with the Merger Agreement, (b) each outstanding Remix stock option that has not previously been exercised prior to the closing of the Merger will be assumed by the Company and become an option to purchase a number of shares of Company Common Stock, (c) each outstanding Remix warrant will be treated in accordance with its terms and conditions, and (d) the Remix common stock issued in the Concurrent Financing will be converted into the right to receive a number of shares of Company Common Stock calculated in accordance with the Merger Agreement.

The shares of Company Common Stock that will be issued to stockholders of Remix will be calculated using a formula in the Merger Agreement based on the equity value of each of Remix and the Company. Remix has been ascribed an aggregate equity value of $226 million and the Company’s equity value is expected to be approximately $20 million subject to adjustment based on the amount of net cash of the Company at closing of the Merger.

Concurrent Financing

Pursuant to the Merger Agreement, immediately prior to the Effective Time, Remix will consummate a financing for aggregate gross proceeds of at least $100 million (the “Concurrent Financing”), which will consist of (i) the sale of shares of Remix common stock pursuant to a subscription agreement (the “Subscription Agreement”) with certain accredited investors and (ii) the sale of convertible notes pursuant to a convertible promissory note purchase agreement (the “Note Purchase Agreement”) with certain accredited investors (collectively with the investors party to the Subscription Agreement, the “Investors”), which convertible notes will convert into shares of Remix common stock based on the same aggregate equity value of Remix used in the Merger. On June 24, 2026, Remix entered into the Subscription Agreement and Note Purchase Agreement for the Concurrent Financing with the Investors with expected aggregate gross proceeds to Remix of at least $100 million.

In connection with the Concurrent Financing, at the closing of the Merger, Remix and Passage Bio will enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investors providing for the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the shares of common stock sold in the Concurrent Financing. Pursuant to the Registration Rights Agreement, the combined company will prepare and file a resale registration statement with the SEC within 30 calendar days following the Effective Time. The combined company will use its commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable but not later than the 90th calendar day following the Effective Time (or, in the event of a "full review" by the SEC, the 120th calendar day following the Effective Time).

The consummation of the transactions contemplated by the Subscription Agreement is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement and in the Subscription Agreement. Shares of Remix common stock issued pursuant to the Concurrent Financing will be converted into shares of Company Common Stock in the Merger in accordance with the Merger Agreement.

The foregoing descriptions of the Subscription Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreement and the Registration Rights Agreement, the forms of which are filed as Exhibits 10.4 and 10.5, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Conditions to the Merger

The closing of the Merger is subject to the satisfaction or, to the extent permitted by law, the waiver of certain conditions including, among other things, (i) the required approvals by each respective party’s stockholders; (ii) the accuracy of the respective representations and warranties of each party, subject to certain materiality qualifications; (iii) compliance by the parties with their respective covenants; (iv) no law or order preventing the Merger and the other transactions contemplated by the Merger Agreement; (v) the shares of Company Common Stock to be issued in the Merger being approved for listing (subject to official notice of issuance) on The Nasdaq Stock Market (“Nasdaq”); (vi) the Concurrent Financing results in cash proceeds of not less than $100 million to Remix; (vii) the Registration Statement (as defined below) having become effective in accordance with the provisions of the Securities Act, and not being subject to any stop order or proceeding seeking a stop order; and (viii) the Remix Preferred Stock Conversion will have been effected as of the closing date of the Merger.

Governance

At the Effective Time, the Board of Directors of the combined company is expected to consist of nine (9) members, all of whom will be designated by Remix. Peter Smith, Ph.D., currently the chief executive officer and co-founder of Remix, will be appointed as Chief Executive Officer of the combined company.

Non-Solicitation

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Effective Time, each of Passage and Remix will be subject to customary restrictions on its ability to, among other things, (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any competing acquisition proposals from third parties, (ii) furnish any non-public information regarding such party to any third party in connection with or in response to a competing acquisition proposal, (iii) engage in discussions or negotiations with any third party with respect to any competing acquisition proposal, (iv) approve, endorse or recommend any competing acquisition proposal, (v) execute or enter into any letter of intent or any agreement contemplating or otherwise relating to any competing acquisition proposal, or (vi) publicly propose to do any of the foregoing, subject to a customary provision that allows each of Passage and Remix, under certain specified circumstances, to participate in discussions and engage in negotiations with, and provide non-public information to, third parties with respect to a competing acquisition proposal that did not result from a breach of the foregoing restrictions, if the Passage Board or Remix Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such competing acquisition proposal constitutes a Superior Offer (as defined in the Merger Agreement) or could reasonably be expected to result in a Superior Offer and that the failure to take such actions would reasonably be expected to be inconsistent with the Passage Board’s or Remix Board’s fiduciary duties. Each of Passage and Remix is required to notify the other party of certain competing acquisition proposals, provide copies of written documentation related to such competing acquisition proposals and give such party a customary match period before effecting a change in the Passage Board or Remix Board recommendation in favor of the Transactions.

Termination and Fees

The Merger Agreement contains certain customary termination rights, including, among others, (i) the mutual written consent of the parties, (ii) the right of either party to terminate the Merger Agreement if the Company’s stockholders fail to approve the issuance of Company Common Stock in the Merger and the Company Stockholder Matters (as defined below), (iii) the right of the Company to terminate the Merger Agreement if Remix does not deliver its required stockholder vote within fifteen (15) days after the Registration Statement becomes effective, (iv) the right of either party to terminate the Merger Agreement if the other party’s board of directors changes or withdraws its recommendation in favor of the transactions contemplated under the Merger Agreement, (v) the right of either party to terminate the Merger Agreement if the Merger has not occurred by December 24, 2026 (subject, under certain circumstances, to extension for an additional ninety (90) days), (vi) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions, (vii) the right of either party to terminate the Merger Agreement if a court of competent jurisdiction or other governmental body issues a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and the other transactions contemplated by the Merger Agreement, and (viii) the right of either party to terminate the Merger Agreement to enter into an alternative transaction if such party has received a superior offer and paid a termination fee.

Upon termination of the Merger Agreement under specified circumstances, including if Passage terminates the Merger Agreement due to a change in the Remix Board recommendation in favor of the Transactions or if Remix terminates the Merger Agreement and enters into an alternative transaction with respect to a superior offer, Remix will be required to make a payment to Passage equal to $17.5 million in cash. Upon termination of the Merger Agreement under specified circumstances, including if Remix terminates the Merger Agreement due to a change in the Passage Board recommendation in favor of the Transactions or if Passage terminates the Merger Agreement and enters into an alternative transaction with respect to a superior offer, Passage will be required to make a payment to Remix equal to $1.548 million in cash.

Certain Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants made by the Company and Remix, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and Remix, indemnification of directors and officers, and the Company’s and Remix’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger.

In connection with the Merger, the Company will prepare and file a combined registration statement on Form S-4 registering the Company Common Stock to be issued to Remix’s stockholders in the Merger, other than the shares issued in the Concurrent Financing (the “Registration Statement”), and proxy statement with respect to the meeting of the Company’s stockholders (the “Proxy Statement”) at which, among other things, the Company has agreed to seek the approval of the Company’s stockholders with respect to certain actions, including (i) the issuance of Company Common Stock to the Remix stockholders in connection with the Merger and the other transactions contemplated under the Merger Agreement, pursuant to the Merger Agreement and Nasdaq rules, (ii) the amendment of the Company’s certificate of incorporation to change the name of the Company to “Remix Therapeutics, Inc.,” and, if the Board of Directors determines to complete a reverse stock split of all outstanding shares of Company Common Stock, to effect such reverse stock split, and to make such other changes as shall be mutually agreed upon by the Company and Remix, and (iii) the approval of new equity incentive plans for the combined company (collectively, the “Company Stockholder Matters”).

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K (this “Current Report”) in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Remix or their respective affiliates or to modify or supplement any factual disclosures about the Company, Remix or their respective affiliates in public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company and Remix that were made solely for the purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties thereto, and which may be subject to important qualifications and limitations agreed to by the Company and Remix in connection with the negotiated terms of the Merger Agreement. Moreover, such representations and warranties may not be accurate or complete as of any specified date, have been modified or qualified by certain disclosures between the parties made in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself, and may apply contractual standards of materiality in a way that is different from that which may be viewed as material by the Company’s stockholders, Remix’s stockholders or other security holders. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and were not intended, and should not be relied upon, as statements of fact. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Remix’s public disclosures.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain executive officers, directors and stockholders (together with their affiliates), including certain investors in the Concurrent Financing, of Remix (solely in their respective capacities as Remix stockholders) who beneficially own an aggregate of approximately 93% of the outstanding Remix common stock and Remix preferred stock (the “Remix Capital Stock”) as of June 24, 2026 have entered into support agreements with the Company to vote all of their shares of Remix Capital Stock in favor of adoption of the Merger Agreement (the “Remix Support Agreements”), pursuant to which such individuals have agreed, among other things, to vote their respective shares of Remix Capital Stock in favor of the adoption of the Merger Agreement and approval of the Merger, and against any competing acquisition proposal and against any agreement or transaction that would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The foregoing description of the Remix Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Remix Support Agreement, which is filed herewith as Exhibit 10.1 and is incorporated by reference herein.

Concurrently with the execution and delivery of the Merger Agreement, certain executive officers and directors of the Company (solely in their respective capacities as the Company stockholders) who beneficially own an aggregate of approximately 1% of the outstanding Company Common Stock as of June 24, 2026 have entered into support agreements with Remix to vote all of their shares of Company Common Stock in favor of approval of the Merger Agreement (the “Company Support Agreements”), pursuant to which such individuals have agreed, among other things, to vote their respective shares of Company Common Stock in favor of the issuance of Company Common Stock in the Merger and the other transactions contemplated by the Merger Agreement, against any competing acquisition proposal, and against any agreement or transaction that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The foregoing description of the Company Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Company Support Agreement, which is filed herewith as Exhibit 10.2 and is incorporated by reference herein.

Lock-Up Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain officers of the Company holding 0.34% of the outstanding Company Common Stock as of June 24, 2026 and certain officers, directors and stockholders of Remix holding approximately 99% of the Remix Capital Stock as of June 24, 2026 have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they accepted certain restrictions on transfers of shares of Company Common Stock for the 180-day period following the closing of the Merger, subject to certain customary exceptions.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Lock-Up Agreements, which is filed herewith as Exhibit 10.3 and is incorporated by reference herein.

Contingent Value Rights Agreement

At the Effective Time, the Company and a third party rights agent (“Rights Agent”), will enter into a Contingent Value Rights Agreement (the “CVR Agreement”), pursuant to which the Company’s common stockholders of record as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one contingent value right (each, a “CVR”) for each outstanding share of Company Common Stock held by such stockholder on such date.

Each CVR will represent the contractual right to receive payments from the Company upon the actual receipt by the Company or its subsidiaries of certain contingent proceeds derived from certain existing license agreements of the Company, net of certain tax, transaction costs and certain other expenses.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. There can be no assurance that any holders of CVRs will receive payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the Securities and Exchange Commission (the “SEC”). The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in the Company or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The foregoing summary of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of CVR Agreement, which is filed herewith as Exhibit 10.6 and is incorporated by reference herein.

Item 1.02. Termination of a Material Definitive Agreement.

On June 23, 2026, the Company delivered written notice to Catalent Maryland, Inc. (“Catalent”) of the Company’s election to terminate, pursuant to Section 20.1(b)(ii) therein, the Amended and Restated Development Services and Clinical Supply Agreement by and between the Company and Catalent, dated as of November 9, 2023 (the “Catalent Agreement”) in its entirety, with such termination effective as of June 23, 2026.

The Catalent Agreement governed the provision of development services and clinical supply manufacturing services, including the manufacture of bulk drug substance and drug product, by Catalent to the Company in connection with the Company’s gene therapy programs, including PBFT02. The Company determined to terminate the Catalent Agreement in connection with the wind-down of its gene therapy programs and the proposed Merger.

In connection with the termination, the Company will not be obligated to pay Catalent a termination fee.

Item 3.02. Unregistered Sales of Equity Securities.

To the extent required by this Item, the information set forth in Item 1.01 is incorporated by reference into this Item 3.02.

Item 5.01. Changes in Control of Registrant.

The information set forth in Item 1.01 and in Item 5.02 is incorporated by reference into this Item 5.01.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information disclosed under the section titled “Governance” under Item 1.01 above is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

Press Release

On June 24, 2026, Passage Bio and Remix issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

Investor Presentation

On June 24, 2026, representatives of Passage Bio and Remix will hold a conference call to investors, which will include an investor presentation. The investor presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

The information contained in this Item 7.01, including Exhibits 99.1 and 99.2, is deemed to have been furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act or the Exchange Act.

Item 8.01. Other Events.

On June 23, 2026, the Company delivered written notice to The Trustees of the University of Pennsylvania (“Penn”) of the Company’s election to terminate, pursuant to Section 10.2 therein, the Second Amended and Restated Research, Collaboration and License Agreement between Penn and the Company, dated as of July 31, 2024 (the “Penn Agreement”), solely with respect to the licensed product referred to by the Company as “PBFT02” and all indications licensed to the Company under the Penn Agreement for PBFT02, including frontotemporal dementia with granulin mutations (the “PBFT02 Termination”). Following the effectiveness of the PBFT02 Termination, the Company will no longer have rights under the Penn Agreement to develop or commercialize PBFT02. The PBFT02 Termination will become effective ninety (90) days following Penn’s receipt of such notice. The Penn Agreement will remain in full force and effect with respect to all licensed products other than PBFT02.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Passage Bio and Remix, including the conditions to, and timing of, closing of the proposed transaction, the Board of Directors and management of the combined company, the percentage ownership of the combined company (which is subject to adjustment based on the amount of Passage Bio’s net cash as of the closing of the proposed transaction), and the parties’ ability to consummate the proposed transaction and private placement financing, including the intended use of net proceeds from the private placement financing and the expected timing of closing and completion of the private placement financing, the expected issuance of the CVR and the contingent payments contemplated by the CVR, the combined company’s expected cash and the sufficiency of the combined company’s cash to fund operations into 2028, the listing of the combined company’s shares on Nasdaq, the expectations surrounding the potential, safety, efficacy, and regulatory and clinical progress of Remix’s product candidates, including REM-422, and anticipated milestones and timing, among others.

Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Passage Bio and Remix to consummate the proposed transaction; (iii) the ability of Passage Bio and Remix to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Passage Bio, Remix or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Passage Bio’s and/or Remix’s respective businesses; (vii) the ability of Remix to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Passage Bio’s or Remix’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Passage Bio’s or Remix’s ability to pursue certain business opportunities or strategic transactions; (xi) the combined company’s need for additional funding, which may not be available; (xii) failure to identify additional product candidates and develop or commercialize marketable products; (xiii) the early stage of the combined company’s development efforts; (xiv) potential unforeseen events during clinical trials could cause delays or other adverse consequences; (xv) risks relating to the regulatory approval process; (xvi) interim, topline and preliminary data may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data; (xvii) Passage Bio’s and Remix’s product candidates may cause serious adverse side effects; (xviii) inability to maintain collaborations, or the failure of these collaborations; (xix) the combined company’s reliance on third parties, including for the manufacture of materials for our research programs, preclinical and clinical studies; (xx) failure to obtain U.S. or international marketing approval; (xxi) ongoing regulatory obligations; effects of significant competition; (xxii) unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives; (xxiii) product liability lawsuits; (xxiv) securities class action litigation; (xxv) the impact of general economic conditions on our business and operations, including the combined company’s preclinical studies and clinical trials; (xxvi) the possibility of system failures or security breaches; risks relating to intellectual property; (xxvii) significant costs incurred as a result of operating as a public company; (xxviii) the risk that, as a result of adjustments to the exchange ratio, Passage Bio stockholders and Remix stockholders could own more or less of the combined company than is currently anticipated, including as a result of the determination of Passage Bio’s net cash; (xxix) risks related to the market price of Passage Bio’s common stock relative to the value implied by the exchange ratio; (xxx) the risk that holders of the CVR may never receive any payments thereunder; (xxxi) the risk that the concurrent private placement financing is not consummated; and (xxxii) such other factors as are set forth in Passage Bio’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Passage Bio’s Annual Report on Form 10-K for the year ended December 31, 2025 and Quarterly Report on Form 10-Q for the period ended March 31, 2026. Passage Bio and Remix can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, Passage Bio and Remix undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction involving Passage Bio and Remix and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Passage Bio intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement of Passage Bio that will constitute a prospectus with respect to shares of Passage Bio stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). Passage Bio may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Passage Bio may file with the SEC. INVESTORS AND SECURITYHOLDERS OF PASSAGE BIO AND REMIX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY PASSAGE BIO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Passage Bio and Remix stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Passage Bio, Remix and the proposed transaction that will be filed with the SEC by Passage Bio through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Passage Bio will also be available free of charge on Passage Bio’s website at www.passagebio.com or by contacting Passage Bio’s investor relations department by email at investors@passagebio.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Passage Bio, Remix and their respective directors and executive officers may be deemed to be “participants” (as defined in Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from Passage Bio’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Passage Bio’s stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction, which is expected to be filed with the SEC by Passage Bio. Information regarding Passage Bio’s directors and executive officers is also available in Passage Bio’s most recent Annual Report on Form 10-K and in its definitive proxy statement for its 2026 annual meeting of stockholders filed with the SEC on April 7, 2026. Investors and securityholders of Passage Bio and Remix are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Passage Bio carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Exhibit Description

2.1^	Agreement and Plan of Merger, dated June 24, 2026, by and among Passage Bio, Inc., Peregrine Merger Sub, Inc., and Remix Therapeutics, Inc.

10.1	Form of Support Agreement by and between Passage Bio, Inc. and certain stockholders of Remix Therapeutics, Inc.

10.2	Form of Support Agreement by and between Remix Therapeutics, Inc. and certain stockholders of Passage Bio, Inc.

10.3	Form of Lock-Up Agreement.

10.4	Form of Subscription Agreement among Remix Therapeutics, Inc. and the purchasers signatory thereto.

10.5	Form of Registration Rights Agreement among Remix Therapeutics, Inc., Passage Bio, Inc., and the purchasers signatory thereto.

10.6	Form of CVR Agreement.

99.1	Joint Press Release, dated June 24, 2026.

99.2	Investor Presentation, dated June 24, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

^            Registrant has omitted schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PASSAGE BIO, INC.

Date: June 24, 2026	By:	/s/ Kathleen Borthwick
	Name:	Kathleen Borthwick
	Title:	Chief Financial Officer